Exhibit 99.1

PRESS RELEASE

Frost and Sullivan Projects US$6.50 SMX Shares

Path for Potential Domination by SMX

With Patented Plastic Recycle Solution

Special for Earth Day Focus

●	Using SMX’s platform that combines physical mark, track and trace solution and a digital twin blockchain platform solution, plastic products of any shape, size and/or color can store key information to detect & quantify:

○	Loop Counts - The number of times the polymer has been recycled
○	Amount of recycled content percentage
○	The brand owner’s name

●	For further information please visit https://smx.tech/equilibrium-life

NEW YORK, April 20, 2023 – SMX (Security Matters) plc1 (NASDAQ:SMX; SMXWW) is pleased to announce for Earth Day (22 April), the world’s largest environmental movement day, its part in the global sustainability effort by enabling companies and industries to comply with plastic regulations as they endeavour to meet their business goals and make plastic green.

As one of the six official pledges on Earth Day 20232, SMX’s technology can do its part to help end plastic pollution, through its innovative technology which enables recyclers the ability to easily identify the type of plastic and the recycled loop counts for sorting and recycling purposes.

The recent Frost and Sullivan Market Analysis report3 4 5 on SMX, which projects the price target range to be US$6.50 per share, states that recycled plastic packaging is expected to grow to 102 Mn tons by 2023, equating to a US$102Bn industry. Further, the report also states that “PET, HDPE, LDPE, PVC and PP recycling rates will increase to 66.8%, 57%, 36% 48% and 47.1% respectively”.

As stated by earthday.org “companies who’ve developed strong ESG standards are seeing better profitability, stronger financial performance, and happier employees. There is no longer a choice between going green and growing long term profits. It is critical for businesses of all sizes to act now.” SMX is able to address some of these key unmet needs of the plastic recycling industry particularly with regards to hard-to-recycle post-consumer plastic segments.

With a growing focus on environmental, social and governance (ESG) rules, clean energy, minimizing single-use plastic waste and incentivizing the use of recycled material in the production of plastic packaging, countries throughout Europe (UK6 and EU7) are leveraging, in various forms, Plastic Packaging Taxes (PPT) on plastic packaging that does not contain any, or less than a certain amount of, recycled plastic. SMX believes that similar regulations will be introduced to the United States in the near future and SMX has the technology to help American companies to prepare.

SMX’s unique drop-in marking solution survives all processing and provides plastic recycled producers and sellers with the ability to digitally and physically mark all kinds of plastic recycled materials, thus ensuring accurate and efficient auditing systems.

By utilizing this technology to achieve compliance with PPT requirements, companies would be shifting from a linear approach to the economy to a circular one, benefiting from supply chain transparency, removing their dependency on human and paper auditing, minimizing the financial and operational impact on the additional costs of meeting these regulations and greater resource efficiency – such as higher rates of recycling and reduced greenhouse gas emissions.

1 https://smx.tech

2 https://www.earthday.org/earth-day-2023/

3 https://smx.tech/assets/pdf/17042023_SMX_report_April%202023.pdf

4 https://www.prnewswire.com/news-releases/frost--sullivan-analysts-coverage-of-smx-security-matters-plc- 301798897.html

5 https://www.prnewswire.com/news-releases/frost--sullivan-projects-near-term-smx-share-price-to-be-us6- 50--301798674.html

6 https://www.gov.uk/guidance/check-if-you-need-to-register-for-plastic-packagingtax#:~: text=Packaging%20should%20only%20contain%20recycled,tonne%20from%201%20April%202023

7 https://commission.europa.eu/strategy-and-policy/eu-budget/long-term-eu-budget/2021- 2027/revenue/own-resources/plastics-own-resource_en

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PRESS RELEASE

SMX’s technology enables companies to have:

With the capacity to track, trace, certify, and authenticate all gas, liquid, and solid products throughout the entire supply chain from raw material, eventual product, to recyclables and reuse, SMX provides an all-encompassing solution that sets the stage for a circular economy.

—Ends—

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PRESS RELEASE

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

The Frost & Sullivan Market Analysis report is delivered pursuant to an annual contract as between SMX and Frost & Sullivan, pursuant to which SMX pays Frost & Sullivan to provides coverage and analysis of SMX and its business. SMX provides company information to Frost & Sullivan for it to prepare its reports.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters referred to in the Frost & Sullivan Market Analysis report including projections relating to SMX’s share price, matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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